Exhibit (d)(2)

DATED [—], 2015

[NAME OF TRANSFERRING COMPANY]

and

[NAME OF TRANSFEROR]

BUSINESS SALE AND PURCHASE AGREEMENT

THIS AGREEMENT (this “Agreement”) is made on [—], 2015 by and among:

(1)	[NAME OF TRANSFERRING COMPANY] (registered number —), [a company incorporated] in — whose [registered office/principal place of business] is at — (the “Seller”);

(2)	[NAME OF TRANSFEREE ] (registered number —), [a company incorporated] in — whose [registered office/principal place of business] is at — (the “Purchaser”);

RECITALS:

(A)	The Seller carries on, amongst other things, the business of providing IAM Services (as defined herein) in [Name of Country] [N.B. to be the jurisdiction of organisation of the Purchaser] (the “Territory”).

(B)	The Seller wishes to sell and the Purchaser wishes to purchase the Business (as defined herein) and the Parties desire to engage in the other transactions contemplated by this Agreement.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement:

“Advertising Expenditure Measurement Services” means any services that comprise measurement of advertising expenditure in relation to media channels across all media platforms;

“Affiliate” means, when used with respect to a specified person, another person that, as of the Completion Date, or at any time thereafter, that directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the person specified. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to cause the direction of the management or policies of a person whether through the ownership of voting securities, by contract or otherwise;

“Agreed Form” means, in relation to any document, substantially the form of that document which has been initialled by or on behalf of the Purchaser and by or on behalf of the Seller for the purpose of identification subject to such changes as may be agreed in writing from time to time between the Parties;

“Assumed Employee Costs” means, in respect of all Employees who are employed by the Purchaser after Completion: (i) all vacation, sick leave, workers’ compensation and unemployment benefits accruing after the Completion, (ii) all salaries, bonuses and other incentive payments accruing after the Completion Date and (iii) any severance accruing after the Completion Date. Assumed Employee Costs shall not include (x) any liabilities arising by virtue of services provided by Employees to the Seller on or prior to Completion in connection with any pension, retirement or similar schemes; (y) any salaries, bonuses and other incentive payments accruing on or before the Completion Date and (z) any severance or similar payments payable to Employees associated with the termination of their employment with the Seller on or prior to the Completion Date or any payments in respect of such claim as is referred to in clause 14.3(c);

“Assumed Liabilities” means (i) all the Payables and (ii) all the Costs arising after the Completion Date in connection with the Business, the provision of IAM Services in the Territory and/or the Business Assets (for the avoidance of doubt, Costs arising after the Completion shall not include

Costs arising from a breach, violation or default that occurs prior to Completion of or under a contract that is a Business Asset), but excluding any such Costs resulting from a failure of the Seller or its Affiliates to pay and discharge the Retained Liabilities;

“Business” means the business of providing IAM Services in the Territory as carried on by the Seller;

“Business Assets” means all of the Seller’s right, title and interest in and to the property and assets, personal or mixed, tangible and intangible, of every kind and description, which are exclusively or primarily used by the Seller in connection with the Business to the extent existing or outstanding on the Completion Date, including, without limitation, the following (but excluding the Excluded Assets):

(a)	such assets as are owned by the Seller and used exclusively or primarily in the Business;

(b)	the Business Goodwill (and, for the avoidance of doubt, the Seller shall sell and the Purchaser shall acquire all of the Business Goodwill);

(c)	copies of the Information including all Business Intellectual Property Rights relating solely thereto;

(d)	the Business Intellectual Property Rights (and, for the avoidance of doubt, the Seller shall sell and the Purchaser shall acquire all the Business Intellectual Property Rights);

(e)	the benefit of, subject to the assumption by the Purchaser of, all obligations under, the Transferred IAM Contracts;

(f)	the Receivables;

(g)	the Panelist Data (subject to clause 8);

(h)	rights relating to prepaid expenses paid in connection with the Business; and

(i)	the benefit of all claims of the Seller against third parties to the extent relating to the Business, excluding claims in respect of Excluded Assets;

“Business Day” means a day that is not a Saturday or Sunday or day on which banks located in the City of London, the City of New York or the City of [Insert name of capital city of Territory] are authorised or required to be closed;

“Business Goodwill” means the goodwill of the Seller to the extent relating to the Business including the right to carry on the Business in succession to the Seller and the goodwill of Seller associated with the Business Intellectual Property Rights;

“Business Intellectual Property Rights” means those Intellectual Property Rights used, created or developed by the Seller or an Affiliate thereof exclusively or primarily in connection with or for the purpose of the Business;

“Commingled Agreements” means all contracts, agreements and legally binding commitments entered into on or before the Completion Date by the Seller with third parties (other than the Employees or other employees of the Seller or any of its Affiliates) under each of which:

(a)	the Seller (whether or not together with any of its Affiliates) provides IAM Services and Non-IAM Services; or

(b)	the counterparty provides services to the Seller or any of its Affiliates for the benefit of the Business and the Seller’s or any of its Affiliates’ Non-IAM Services businesses; or

(c)	the counterparty leases, licenses or provides assets to the Seller or any of its Affiliates and such assets are used in connection with the Business and in connection with a business of the Seller or any of its Affiliates other than the Business, provided that in no event shall this definition include any contracts, agreements or commitments relating to any Excluded Intellectual Property Rights or insurance (other than to the extent such Excluded Intellectual Property Rights are licensed, or such insurance is provided, to any person under any contract, agreement or legally binding commitment pursuant to which IAM Services are provided to such person) or real property;

“Completion” means completion of the sale and purchase of the Business, the assumption of the obligations contemplated hereby and the other transactions contemplated hereby;

“Completion Date” means the date on which Completion occurs;

“Confidential Information” shall have the meaning ascribed to such term in clause 17;

“Consents” means, collectively, the IAM Contract Assignment Consents and the Retained Commingled Agreement Consents;

“Consideration” shall have the meaning ascribed to such term in clause 3;

“Costs” means all liabilities, debts, payables, losses, payments, actions, proceedings, reasonable costs and expenses, damages, claims, obligations and demands whatsoever;

“Delayed IAM Contract” shall have the meaning ascribed to such term in clause 5.1;

“Employees” means those individuals employed by the Seller in the Business as at the Completion Date and being as at the date of this Agreement [insert names];

“Encumbrances” means any and all liens, mortgages, charges, security interests, pledges, options, easements, encroachments, encumbrances, restrictions, usufructs and claims of every kind and character (other than those arising under an IAM Contract or a Commingled Agreement because of the failure to obtain a IAM Contract Assignment Consent or Retained Commingled Agreement Consent, respectively, to the assignment or subcontracting thereof by the Seller to the Purchaser or the assumption by the Purchaser of the Seller’s obligations thereunder as contemplated hereby or, if applicable, the subcontracting thereof by the Purchaser to the Seller as contemplated hereby);

“Excluded Assets” means:

(d)	all assets used exclusively or primarily in the performance of Non-IAM Services by the Seller;

(e)	any contracts, agreements, understandings or commitments of the Seller or its Affiliates other than Transferred IAM Contracts;

(f)	rights relating to deposits with respect to Master Leases and other Excluded Assets, claims for refunds of governmental charges and rights to offset in respect thereof, and rights to refunds and/or recoveries in respect of Taxes paid or payable by the Seller;

(g)	all insurance policies of the Seller and rights thereunder;

(h)	assets, rights and liabilities of the Seller under any pension scheme, employee incentive plan or other employee benefit plan (including any State Pension Scheme) in which the Employees or any other employees of the Seller are participants or from which they derive or are entitled to any benefit other than bonuses or other incentive payments;

(i)	the Retained Liabilities;

(j)	any amounts payable by any Affiliate of the Seller to the Seller or any other receivable payable to the Seller by any Affiliate thereof;

(k)	the Excluded Intellectual Property Rights;

(l)	any rights of the Seller with respect to real property (including, without limitation, the Seller’s rights under the Master Leases);

(m)	all rights of the Seller to (and claims relating to) any accounts receivable or other amounts payable to the Seller (and other current assets), other than the Receivables;

(n)	cash and cash equivalents of the Seller; and

(o)	all right and title of the Seller above in Software, domain names and websites, including Infosys, CPCD, Cases, scores measurement and reporting system, scores tag, scores mobile libraries, scores streaming libraries, scores API, Sesame, SIFO IPMS panel management system and TNS Sifo’s App measurement tool;

“Excluded Intellectual Property Rights” all Intellectual Property Rights of the Seller other than the Business Intellectual Property Rights and Panelist Data;

“IAM Contract” means a contract, agreement or legally binding commitment entered into before or on Completion by the Seller with any third party (other than the Employees or other employees of the Seller or any of its Affiliates) pursuant to which:

(p)	the Seller only provides IAM Services and/or licenses Business Intellectual Property Rights;

(q)	the counterparty provides services to the Seller exclusively for the Business; or

(r)	the counterparty leases, licenses or otherwise provides assets or properties to the Seller exclusively for use in the Business,

but in each case expressly excluding any contract, agreement or commitment relating to any Excluded Intellectual Property Rights or insurance (other than to the extent such Excluded Intellectual Property Rights are licensed, or such insurance is provided, to any person under any contract, agreement or legally binding commitment pursuant to which IAM Services are provided to such person) or real property. For the avoidance of doubt, the following contracts are all IAM Contracts [insert list here];

“IAM Contract Assignment Consent” means a consent to transfer or novate an IAM Contract from the Seller to the Purchaser from the counterparty thereto;

“IAM Services” means any services that comprise the measurement of audiences (for any purpose, including the purposes of establishing audience size and/or composition)for all content consumed via the internet, including web pages, video, and associated advertising, whether by a panel or other sample selected to represent the viewing of the universe from which the panel is selected or otherwise; including Video Content in the aggregate (for example total audiences for all Video Content accessed via individual broadcaster web players), but excluding TAM Services, Advertising Expenditure Measurement Services and TNS Custom Research Services;

“Information” means all information and data owned by the Seller relating exclusively or primarily to the Business, including, without limitation, industrial and commercial information and techniques, data gathered or created in the provision of IAM Services in the Territory and all information owned by the Seller relating exclusively or primarily to the supply of any materials to the Business and to the marketing of any products or services supplied by the Business, including, without limitation, customer names and lists, sales targets, sales statistics, market share statistics, marketing surveys and reports, marketing research and any advertising or other promotional materials but excluding all Intellectual Property Rights comprised in that information or data other than Business Intellectual Property Rights and the Excluded Assets;

“Intellectual Property Rights” means (i) copyrights, patents, database rights and in know-how; (ii) applications for registration, and the right to apply for registration, for any of these rights; (iii) rights to use any of the rights referred to in (i) and (ii); (iv) all other intellectual property rights and equivalent or similar rights or forms of protection existing anywhere in the world; and (v) the right to register, prosecute, maintain or record any of such Intellectual Property Rights with any governmental authority and the right to all past and future income, royalties, damages and payments due with respect to such Intellectual Property Rights, including, rights to damages and payments for past, present or future infringements or misappropriations thereof.

“Legal Requirements” means any domestic or foreign, federal, national, state, multi-state, local, municipal, international, multinational, or other administrative order, constitution, law, ordinance, principle of common or other law, regulation, statute or treaty;

“Licensed Intellectual Property Rights” means any and all Intellectual Property Rights necessary to enable the Purchaser to carry on the Business post Completion in the same way that it has been carried on by the Seller in the 12 months prior to Completion, to the extent only that such Intellectual Property Rights are not included in the Business Intellectual Property Rights;

“Licensed Software” means all Software necessary to enable the Purchaser to carry on the Business post Completion in the same way that it has been carried on by the Seller in the 12 months prior to Completion.

“Non-IAM Services” means, without limitation, all services, products, activities and businesses provided or engaged in by the Seller or its Affiliates which are not IAM Services;

“Panelist Data” means all data relating to the selection of, recruitment of, and relationships and interactions with panelists of the Business, including data relating to current and former panelists and replacement panelists and pools of potential panelists, data collected from or about panelists (including through Panelist Applications) and all agreements with panelists;

“Parties” means Seller and Purchaser.

“Payables” means all accounts payable and accrued expenses for goods and services provided to the Seller in connection with the provision of IAM Services by the Seller or the Business Assets in the ordinary course of the Seller operating the Business and the Assumed Employee Costs that are outstanding or accrued and remain unpaid at 11:59 p.m. on the day immediately preceding the Completion Date, excluding any amounts payable by the Seller to any Affiliate of the Seller and excluding any such amounts payable for Taxes;

“Permitted Encumbrances” means the following types of Encumbrances:

(i) Encumbrances for Taxes or governmental charges or claims not yet payable;

(ii) statutory Encumbrances (if any) of landlords, suppliers or mechanics and any other Encumbrances imposed by Legal Requirements incurred in the ordinary course of business for sums not delinquent; and

(iii) any interest, licence or title of a lessor or other party under any lease (or similar type of agreement) of equipment or other property included in the Business Assets;

“Proceeding” shall have the meaning ascribed to such term in clause 11.4;

“Receivables” means all accounts receivable unpaid and outstanding at 11:59 p.m. on the day immediately preceding the Completion Date due to the Seller solely in respect of goods or services supplied by the Seller to its customers to the extent arising in connection with the provision of IAM Services by the Seller in the ordinary course of the Seller operating the Business (including, without limitation, any accounts receivable payable to the Seller that are unpaid and outstanding at 11:59 p.m. on the day immediately preceding the Completion Date arising in respect of the Commingled Agreement(s) (to the extent relating to IAM Services provided by the Seller), the Transferred IAM Contracts and the Delayed IAM Contracts);

“Receiving Party” shall have the meaning ascribed to such term in clause 17.1;

“Relief” means loss, allowance, credit, relief, deduction or set off or any right to a repayment of Taxation;

“Representatives” means, with respect to any person, such person’s directors, officers, employees, agents, advisors, or other representatives, including legal counsel, accountants and financial advisors, having the power to act in the name and on behalf of such person;

“Retained Commingled Agreement Consent” means a consent to the transfer or novation of a Retained Commingled Agreement by the Seller to the Purchaser from the counterparty thereto;

“Retained Commingled Agreements” means all Commingled Agreements except for [            ];

“Retained Liabilities” all Costs arising in connection with or otherwise relating to the provision of IAM Services, the Business and/or the Business Assets that are not Payables or other Assumed Liabilities, including, without limitation, (a) liabilities and obligations related to the Excluded Assets, (b) liabilities or obligations of the Seller under this Agreement, (c) all amounts payable in respect of Taxes of Seller or any of its Affiliates or imposed on or with respect to the Business or the Business Assets for any Tax period or portion thereof ending on or prior to the Completion Date, and (d) all salaries, bonuses and other incentive payment accruing up to and including the Completion Date;

“Software” means all computer software and subsequent versions thereof, including source code, object code, executable or binary code, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith;

“State Pension Scheme” means [            ];

“Subsidiary” means, with respect to any person (the “Holding Company”), any other person of which securities or interests having the power to elect a majority of that other person’s board of directors or other governing body or otherwise having the power to direct the management of that other person (other than securities or interests having that power only upon the happening of a contingency that has not occurred) are held (or the voting rights with respect to which securities or interests are controlled by contract or otherwise) by the Holding Company or one or more of its Subsidiaries;

“Tax” or “Taxation” means (i) any tax, assessment or other governmental charge, imposition or liability in the natures of a tax, however denominated (including, without limitation, any income tax, minimum tax, franchise tax, corporation or corporate tax, branch profits tax, capital gains tax, value-added tax (“VAT”), intangibles tax, sales tax, use tax, property tax, capital tax, dividend tax, transfer tax, payroll tax, social security contributions, customer taxes and duties, custom duties, unemployment tax or withholding tax), and any related fine, penalty, interest, or addition to tax with respect thereto, duly imposed, assessed or collected by or under the authority of any Tax Authority, (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined, unitary or similar group for any period (including any arrangement for group or consortium relief or similar arrangement), and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any obligation to indemnify any other Person or under any agreements or arrangements with any other Person with respect to such amounts, and including any liability for taxes of a predecessor or transferor or otherwise by operation of law;

“Tax Authority” means any governmental or regulatory authority, body or instrumentality (anywhere in the world) exercising any authority to impose, regulate or administer the imposition of Tax;

“TAM Services” means any services that comprise measurement of audiences for Video Content across all devices (including TVs, tablets, smartphones), across all delivery platforms (including satellite, cable, over-the-air, Internet, over-the-top content), in all viewing locations (including private homes and public), in broadcast, addressable, time-shift and on-demand access methods. TAM Services do not include the measurement of audiences for clips or excerpts of video programs that are embedded in web pages, mobile applications, or video players across any platform.

“Territory” means [            ];

“TNS Custom Research Services” means any custom services that comprise measurement of audiences for all forms of communication and advertising campaigns, across all forms of media platforms, whether passively or actively, provided that such measurement does not relate to the provision of IAM Services on a standalone services.

“Transferred IAM Contracts” shall have the meaning ascribed to such term in clause 4.1;

“Video Content” means video programs and associated commercials accessed across all delivery platforms (including satellite, cable, over-the-air, internet, over-the-top) in broadcast, addressable, time-shift and on-demand access levels;

1.2	In this Agreement, unless otherwise specified:

(a)	references to a “person” shall be construed so as to include any individual, estate, trust, firm, company, government, governmental authority, Tax Authority, state or agency of a state or any joint venture (whether or not having a separate legal personality);

(b)	references to a “company” shall be construed so as to include any company, corporation, association, limited liability company, partnership, limited partnership, organization or other body corporate or other legal entity, wherever and however incorporated or established;

(c)	references to a communication “in writing” shall be construed so as to include any communication in the written form, whether by letter or fax;

(d)	references to times of the day are to local time in the capital city of the Territory unless otherwise stated;

(e)	references to words importing the singular will include the plural and vice versa and references to words importing one gender will include both genders; and

(f)	references to Clauses, Schedules, Annexes and Exhibits are references to clauses of, and schedules, annexes and exhibits to this Agreement.

1.3	Any reference, express or implied, to an enactment includes references to:

(a)	that enactment as amended, extended or applied by or under any other enactment (before or after the signature of this Agreement);

(b)	any enactment which that enactment re-enacts (with or without modification); and

(c)	any subordinate legislation made (before or after the signature of this Agreement) under that enactment, as amended, extended or applied as described in paragraph (a) above, or under any enactment referred to in paragraph (b) above.

1.4	Unless specified to the contrary, references to “indemnify” and “indemnifying” any person against any circumstances include indemnifying and keeping that person harmless from and reimbursing that person for all actions, claims, demands and proceedings from time to time made against that person and all liabilities, losses, damages and all payments, costs and expenses (including, without limitation, reasonable attorneys’ fees) made, paid or incurred by that person as a consequence of or which would not have arisen but for such circumstances except (in the case of any reference to the Purchaser having to “indemnify” or “indemnifying” any person) to the extent that such actions, claims, demands, proceedings, liabilities, losses, damages, payments, costs and/or expenses would not have arisen but for any breach by the Seller or any of its Affiliates of their respective obligations under this Agreement.

1.5	Where any obligation is qualified or phrased by reference to “use reasonable endeavours”, “best efforts” or wording of a similar nature, it means the efforts that a person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible and regard shall be had, among other factors, to (i) the direct cost of performing the obligation and terms of the obligation; (ii) the degree of risk normally involved in achieving the expected result; and (iii) the ability of an unrelated person to influence the performance of the obligation.

1.6	Subclauses 1.1 to 1.5 above apply unless the contrary intention appears.

1.7	The headings in this Agreement are for convenience only and do not affect its interpretation.

2.	SALE OF BUSINESS

2.1	Upon the terms and subject to the conditions set forth in this Agreement, at Completion, the Seller shall sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase and acquire from the Seller, free and clear of any Encumbrances (other than Permitted Encumbrances), the Business Assets.

2.2	It is the intention of the Parties that the Purchaser shall acquire the Business from the Seller with a view to the Purchaser carrying on the Business as a going concern in succession to the Seller.

2.3	Upon the terms and subject to the conditions set forth in this Agreement, at and after Completion the Purchaser shall assume, pay, satisfy and discharge the Assumed Liabilities, including, without limitation, the following:

(a)	any Costs assumed by the Purchaser pursuant to this Agreement arising after Completion; and

(b)	any liability for Taxes in respect of income and revenues generated by the operations of the Business after the Completion Date, and Taxes associated with the Receivables collected after the Completion Date.

3.	CONSIDERATION

3.1	The consideration payable by the Purchaser to the Seller for the Business shall be [—], which shall be payable in cash on the Completion Date by wire transfer in immediately available funds to an account specified by the Seller to the Purchaser in writing prior to the Completion (the “Consideration”).

4.	ASSIGNMENT OF IAM CONTRACTS

4.1	The Purchaser hereby assumes and agrees to perform or discharge, with effect from Completion, all IAM Contracts:

(a)	that remain (in whole or in part) to be performed or discharged on or after the Completion Date and are capable of being performed or discharged by the Purchaser; and

(b)	the benefit of which is capable of being assigned or permitted to be assigned by the Seller to the Purchaser,

(together, the “Transferred IAM Contracts”) whether or not an IAM Contract Assignment Consent is obtained prior to Completion.

4.2	Following Completion the Seller shall use its reasonable endeavours to obtain IAM Contract Assignment Consents for all IAM Contracts.

4.3

From and after Completion, the Purchaser shall indemnify the Seller and its Affiliates and their respective directors, officers and employees against all Costs incurred by the Seller or its Affiliates or their respective directors, officers or employees from and after Completion and arising from the Purchaser’s performance under the Transferred IAM Contracts or the Purchaser’s failure to perform, pay or fulfil any and all obligations required to be performed or discharged under the Transferred IAM in accordance with their respective terms.

5.	DELAYED IAM CONTRACTS

5.1	In the event that the Seller does not obtain, prior to Completion, an IAM Contract Assignment Consent in respect of an IAM Contract:

(a)	the benefit of which is not capable of being assigned to the Purchaser; and

(b)	the obligations and liabilities under which are not capable of being assumed or discharged by or delegated or novated to, the Purchaser without obtaining an IAM Contract Assignment Consent

(each such IAM Contract a “Delayed IAM Contract”), the Seller shall retain such Delayed IAMContract and act as the Purchaser’s nominee with respect to such Delayed IAM Contract.

5.2	The Seller shall, so far as it is lawfully able, do all such acts and things (at the Purchaser’s expense) as the Purchaser may reasonably require to enable due performance of such Delayed IAM Contract and to provide for the Purchaser the benefits, subject to the burdens, of the Delayed IAM Contract up to the earlier of:

(a)	the expiration or termination of such Delayed IAM Contract; and

(b)	the date, if any, on which such Delayed IAM Contract is subsequently assigned and transferred to the Purchaser,

and to enable the Purchaser to enforce the rights under such Delayed IAM Contract (it being the intent of this provision that the Purchaser shall be required and entitled to pay and benefit from the full economic costs and benefits derived under such Delayed IAM Contracts with effect from Completion).

5.3	In order to allow the Seller to fulfil any outstanding contractual obligations under the Delayed IAM Contracts the Purchaser shall:

(a)	serve as a subcontractor to the Seller such that the Purchaser is responsible for performing the obligations under the Delayed IAM Contracts in accordance with the respective terms of the Delayed IAM Contracts, provided always that such arrangement would not amount to a breach of the relevant Delayed IAM Contract; or

(b)	provide to the Seller (at the Purchaser’s expense) all services and assistance necessary to fulfil the obligations and duties that the Seller is required to perform under the Delayed IAM Contracts in accordance with the respective terms of the Delayed IAM Contracts, where serving as a subcontractor would amount ot a breach of the relevant Delayed IAM Contract.

5.4	Without prejudice to clause 5.6, the Purchaser shall pay any amounts (other than any amounts arising in respect of Tax or due to the failure to obtain an IAM Contract Assignment Consent) payable in respect of the performance of the Delayed IAM Contracts from and after Completion in accordance with their respective terms which the Purchaser or the Seller may be required to pay in the ordinary course of business.

5.5	If a required IAM Contract Assignment Consent is received with respect to any Delayed IAM Contract after Completion, the Seller shall immediately upon such receipt assign, transfer, convey and deliver the benefit (subject to the burden) of such Delayed IAM Contract to the Purchaser, and the Purchaser shall assume and carry out, perform, complete, discharge and pay all the obligations and liabilities to be performed and discharged thereunder in accordance with its terms. Following such assignment, transfer, conveyance and delivery of any Delayed IAM Contract, the applicable Delayed IAM Contract shall no longer be a Delayed IAM Contract and shall be treated for all purposes of this Agreement as a Transferred IAM Contract.

5.6	From and after Completion, the Seller shall pay to the Purchaser, within ten Business Days of receipt, all amounts the Seller receives under the Delayed IAM Contracts less any required Tax withholding and Taxes payable by the Seller (net of any deduction or other Relief arising on account of the payment thereof to the Purchaser) due to the receipt by the Seller of amounts under such Delayed IAM Contracts and the payment of such amounts by the Seller to the Purchaser (as determined by the Seller subject to the Purchaser’s agreement, any disagreement to be referred to an independent tax adviser of international repute to be selected by the Seller and reasonably approved by Purchaser with costs to be shared equally). Seller shall be responsible for the prompt remittance of any Taxes withheld pursuant this clause 5.6 to the applicable tax authority, and any penalties for a failure to do so shall be Seller’s sole responsibility.

5.7	From and after Completion, the Purchaser shall indemnify the Seller and its Affiliates and their respective directors, officers and employees against all Costs incurred by the Seller or its Affiliates or their respective directors, officers or employees from and after Completion and arising from the Purchaser’s performance as subcontractor under the Delayed IAM Contracts or the Purchaser’s failure, as subcontractor, to for fulfil any and all obligations required to be fulfilled under the Delayed IAM Contracts in accordance with their respective terms.

6.	RETAINED COMMINGLED AGREEMENTS

6.1	The Seller and the Purchaser hereby agree that the Seller shall retain the Retained Commingled Agreements and act as the Purchaser’s nominee under the Retained Commingled Agreements solely with respect to managing the client or vendor relationships associated with the IAM Services in the Territory in coordination with Purchaser. To the extent such Retained Commingled Agreements relate to the Business, Seller will provide for the Purchaser the benefits, subject to the burdens, of each Retained Commingled Agreement (to the extent relating to the provision of IAM Services in the Territory or the Business) up to the expiration or termination of such Retained Commingled Agreement, and to enable the Purchaser to enforce the rights under such Retained Commingled Agreement (to the extent relating to IAM Services in the Territory or the Business) (it being the intent of this provision that the Purchaser shall be required and entitled to pay and benefit from the full economic costs and benefits derived under the Retained Commingled Agreements to the extent relating to the provision of IAM Services in the Territory or the Business with effect from Completion).

6.2	In order to allow the Seller to fulfil any outstanding contractual obligations under the Retained Commingled Agreements the Purchaser shall:

(a)	serve as a subcontractor to the Seller such that the Purchaser is responsible for performing the obligations under the Retained Commingled Contracts in accordance with the respective terms of the Retained Commingled Agreements, provided always that such arrangement would not amount to a breach of the relevant Retained Commingled Agreement; or

(b)	provide to the Seller (at the Purchaser’s expense) all services and assistance necessary for to fulfil the obligations and duties that the Seller is required to perform under the Retained Commingled Agreement in accordance with the respective terms of the Retained Commingled Agreement, where serving as a subcontractor would amount to a breach of the relevant Retained Commingled Agreement.

6.3	Without prejudice to clause 6.5 the Purchaser shall pay any amounts (other than any amounts arising in respect of Tax) payable in respect of the performance of IAM Services under the Retained Commingled Agreements from and after Completion in accordance with their respective terms which the Purchaser or the Seller may be required to pay in the ordinary course of business.

6.4	From and after Completion, the Seller shall carry out, perform, complete, discharge and pay all the obligations and liabilities arising under the Retained Commingled Agreements, other than those arising in connection with the provision of IAM Services in the Territory or the Business, as applicable, required to be performed or discharged under the Retained Commingled Agreements in accordance with their respective terms.

6.5	From and after Completion, the Seller shall pay to the Purchaser within ten Business Days of the invoice date, any amounts invoiced by the Seller under any Retained Commingled Agreements, to the extent derived from the performance of IAM Services in the Territory, less any required Tax withholding and Taxes payable by the Seller (net of any deduction or other relief arising on account of the payment thereof to the Purchaser) due to the receipt by the Seller of such amounts under the Retained Commingled Agreements and the payment of such amounts by the Seller to the Purchaser (as determined by the Seller and reasonably approved by Purchaser subject to the Purchaser’s agreement, any disagreement to be referred to an independent tax adviser of international repute to be selected by the Seller with costs to be shared equally). Seller shall be responsible for the prompt remittance of any Taxes withheld pursuant this clause 6.5 to the applicable tax authority, and any penalties for a failure to do so shall be Seller’s sole responsibility.

6.6	The Seller shall use its reasonable endeavours to obtain a Retained Commingled Agreement Consent in respect of any Retained Commingled Agreement:

(a)	which

(i)	does not expire by its terms within one year after the Completion Date; and

(ii)	is incapable of being terminated by the other party thereto by that party delivering one year’s (or a shorter period) written notice to the Seller (or an Affiliate thereof) of termination of that Retained Commingled Agreement,

(b)	under which the Seller reasonably expects the Purchaser to pay or receive as payment more than [insert amount] during the one year period following the Completion Date; and

(c)	which requires a Retained Commingled Agreement Consent (except to the extent that to use such endeavours to obtain any requisite Retained Commingled Agreement Consent would, in the reasonable opinion of the Seller, be likely to have a material adverse effect on the Business or the relevant Retained Commingled Agreement).

6.7	From and after Completion, the Purchaser shall indemnify the Seller and its Affiliates and their respective directors, officers and employees (provided that the Seller shall be the only party which may request any such indemnification from the Purchaser) against all Costs (other than Costs in respect of Tax) incurred by the Seller or its Affiliates or their respective directors, officers or employees and arising from and after Completion from (i) the Purchaser’s performance of the IAM Services in the Territory under the Retained Commingled Agreements or any performance relating to the Business from and after Completion or (ii) the Purchaser’s failure to perform, pay or fulfil any and all obligations relating to the provision of IAM Services in the Territory or the Business required to be performed or discharged under the Retained Commingled Agreements on and after Completion in accordance with their respective terms (other than those arising due to the failure to obtain a Retained Commingled Agreement Consent).

6.8	From and after Completion, the Seller shall indemnify the Purchaser and its Affiliates and their respective directors, officers and employees (provided that the Purchaser shall be the only party which may request any such indemnification from the Seller) against all Costs (other than Costs in respect of Tax) incurred by the Purchaser or its Affiliates or their respective directors, officers or employees arising from (i) the Seller’s performance of services other than IAM Services in the Territory (and not otherwise relating to the Business) under the Retained Commingled Agreements or (ii) the Seller’s failure to perform, pay or fulfil any and all obligations relating to the provision of services other than IAM Services in the Territory (and not otherwise relating to the Business) under the Retained Commingled Agreements in accordance with their respective terms (other than those arising due to the failure to obtain a Retained Commingled Agreement Consent).

7.	INTELLECTUAL PROPERTY AND SOFTWARE LICENSES

7.1	Effective as of Completion the Seller hereby grants to the Purchaser so far as it is lawfully and reasonably able, an irrevocable, non-exclusive license to the Licensed Intellectual Property Rights and the Licensed Software.

7.2	The annual fee for the Licensed Intellectual Property Rights shall not exceed the full cost of the Licensed Intellectual Property Rights to the Company to the extent apportioned to the IAM Services in the 12 months prior to Completion excluding any deductions or rebates.

7.3	The annual fee for the Licensed Software shall not exceed the full cost of the Licensed Software to the Company to the extent apportioned to the IAM Services in the 12 months prior to Completion excluding any deductions or rebates.

7.4	The obligations of the Seller under this clause 7 shall cease if and to the extent that the Seller ceases to itself have to the right to use the Licensed Intellectual Property Rights and/or Licensed Software.

8.	PANEL DATA ASSETS

8.1	Notwithstanding anything herein to the contrary, in no event shall Seller be required to transfer, at Completion, any Panelist Data to the extent such transfer would violate any applicable law or the terms of any contracts with panelists relating to such Panelist Data, or otherwise violate the integrity of the panel (“Delayed Panelist Data”).

8.2	Until such time as the Delayed Panelist Data is transferred, or if such Delayed Panelist Data cannot be transferred:

(a)	Purchaser shall have the right to direct Seller on the selection and recruitment of panelists, as well as ongoing maintenance of the panel and the panelist data, provided always that the Seller shall not be required to take any action which would amount to a breach of any contract to which the Seller is a party

(b)	from and after Completion, the Purchaser shall pay all the obligations and liabilities arising from recruiting and maintaining the panels recruited as part of the Business.

8.3	The Seller shall, so far as it is lawfully able, do all such acts and things (at the Purchaser’s expense) as the Purchaser may reasonably require to provide the Purchaser the benefits of its agreements with panelists, subject to the burdens, for newly recruited panelists.

8.4	Following Completion, Purchaser shall provide services to Seller, including the provision of Panellist Data in a form and pursuant to timing needed by Seller, to support the fulfilment of Retained Commingled Agreements or contracts related to the provision by the Seller of TAM Services, TNS Custom Research Services or Advertising Expenditure Measurement Services. Such services shall be provided to the Seller at the same cost and on the same basis as provided to the Seller by the Business before Completion

9.	GENERAL MATTERS RELATING TO CONTRACTS

9.1	The Seller covenants with the Purchaser that it will, at the Seller’s cost and expense, execute and do (or use reasonable endeavours to procure that any third party executes and does) all such further deeds, documents, acts and things, including obtaining any consents or approvals, as the Purchaser may from time to time (and whether before, on or after Completion) reasonably require in order to vest any of the Business Assets in the Purchaser or its permitted assignee or as otherwise may be necessary to give full effect to this Agreement and the Business Agreements.

9.2	The Purchaser covenants with the Seller that, at the reasonable request of the Seller, the Purchaser shall as soon as reasonably practicable use all reasonable efforts to make available to the Seller (or any of its Affiliates) the Business Assets, to the extent Seller (or any of its Affiliates) reasonably requires such services to conduct its business (other than IAM Services) in the manner in which it has been conducted in the 12 months prior to the date of this Agreement, provided that the Seller shall indemnify the Purchaser against all Costs, including without limitation any servicing costs, incurred by the Purchaser in respect of such use.

9.3	In the event that at any time or from time to time (on or after the Completion Date) any party hereto shall receive or otherwise possess any asset that is allocated to any other person pursuant to this Agreement, such party shall as soon as reasonably practicable transfer, or cause to be transferred, such asset to the person so entitled thereto. Prior to any such transfer, the person receiving or possessing such asset shall hold such asset on behalf of any such person.

9.4	Except as otherwise provided for herein, nothing in this Agreement:

(a)	shall require the Purchaser to perform any obligation falling due for performance or which should have been performed on or before the Completion Date or make the Purchaser liable for any Cost arising from any fact, matter or circumstance occurring or having its origin on or before Completion or arising from any act or omission (whether prior to, at or after Completion) of the Seller or any of its Affiliates (including the fact of the parties proposing to enter into, or having entered into, this Agreement); provided that the Purchaser shall be obligated to fulfil all of the Assumed Liabilities;

(b)	shall, without prejudice to the generality of the foregoing, impose any obligation on the Purchaser for or in respect of any product delivered by the Seller or any service performed by the Seller prior to Completion.

9.5	Except as may be necessary in connection with;

(a)	the Seller’s performance of any Delayed IAM Contracts (and efforts to obtain IAM Contract Assignment Consents with respect thereto);

(b)	the Seller’s performance of the Retained Commingled Agreements (and efforts to obtain Retained Commingled Contract Consents);

neither the Seller nor any of its Affiliates shall after Completion:

(i)	conduct any correspondence, discussions or negotiations with;

(ii)	conclude any agreement or arrangement with; or

(iii)	solicit any proposal or offer from, or make any offer or proposal to, any customer in respect of any Transferred IAM Contract, Delayed IAM Contract, or Retained Commingled Agreement,

in each case insofar as it relates to IAM Services conducted in the Territory, without the participation and written consent of the Purchaser (such consent not to be unreasonably withheld or delayed), unless, solely with respect to a Retained Commingled Agreement, the Seller, acting reasonably, believes it is necessary in order for the Seller to protect its own commercial interests and will not materially impact the IAM Services (or the Business) .

9.6	Neither the Seller nor any of its Affiliates shall, for 5 years after Completion, own, operate, perform, manage, control, engage in, invest in, be employed by or participate in any manner in a business that competes with the Business as carried on at Completion.

9.7	Seller acknowledges that the restriction set forth in clause 9.6 constitutes a material inducement to Purchaser’s entering into and performing this Agreement. Seller further acknowledges, stipulates and agrees that a breach of such obligation could result in irreparable harm and continuing damage to Purchaser for which there may be no adequate remedy at law and further agrees that in the event of any breach of said obligation, Purchaser may be entitled to injunctive relief and to such other relief as is proper under the circumstances without posting a bond or other security.

9.8	If any provision contained in clause 9.5 and clause 9.6 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of clause 9.5 and clause 9.6, but clause 9.5 and clause 9.6 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the Parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform clause 9.5 and clause 9.6 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable law.

9.9	Notwithstanding anything to the contrary herein, (i) Seller and/or its Affiliates currently have, and shall retain the independent right to, develop, provide and sell products and services that capture internet usage to measure or analyze advertising effectiveness, advertising impact, reach and frequency, path to purchase, consumer touch points and to assist in the purchase of media and for similar market research purposes. For the avoidance of doubt, Purchaser and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, retain the right to:

(a)	recruit, build, operate and maintain panels for the purposes of measurement of audiences for all content consumed via the internet, including web pages, video and associated advertising for the purposes of providing TAM Services, Advertising Expenditure Measurement Services and TNS Custom Research Services only;

(b)	sell services based on second screen content and applications (including analytics of social TV activity (comment on TV content made on social media websites) and measurement / activation of related content consumed on second screens in conjunction with viewed TV content; and

(c)	to provide TAM Services, Advertising Expenditure Measurement Services and TNS Custom Research Services

9.10	The parties hereto agree that the failure to obtain a Consent shall not constitute or give rise toa Warranty Claim or a breach or violation of this Agreement (including, without limitation, of any Warranty).

10.	POST COMPLETION ACCESS TO INFORMATION

10.1	From Completion, the Seller shall give the Purchaser and its Representatives reasonable access during normal business hours to the Seller’s books and records to the extent only that they relate to the Business and in particular the records relating to such information as is referred to in clauses 8.2 and 8.3.

10.2	From Completion, the Seller shall provide to the Purchaser in each month (other than the month immediately following Completion) monthly statements relating to the full economic costs incurred and full economic benefits derived under the Delayed IAM Contracts and (to the extent that they relate to the provision of IAM Services in the Territory) the Retained Commingled Agreements in respect of the immediately preceding month, in each case delivered in sufficient time and prepared in sufficient detail to enable the Purchaser to manage the portion of the IAM Business situated in the Territory and to provide such financial information in respect of such costs and benefits to the Purchaser as will enable Purchaser and its parent company to meet its reporting obligations to its shareholders

10.3	From Completion, the Seller shall provide to the Purchaser in each month (other than the month immediately following Completion) the following information in respect of the immediately preceding month within 5 Business days after the close the applicable month:

(a)	a reconciliation of payments associated with the Delayed IAM Contracts and (to the extent they relate to the provision of IAM Services in the Territory) the Retained Commingled Agreements, including (without limitation):

(b)	a breakdown of such costs and benefits by reference to each such contract, agreement or legally binding commitment, including (without limitation) the percentage which all amounts that the Seller receives under each such contract, agreement and legally binding commitment in respect of the provision of IAM Services in the Territory represent of the total amounts which the Seller receives under each such contract, agreement and legally binding commitment;

(c)	details of each such contract, agreement or legally binding commitment which has terminated or been terminated in the relevant month or of any amendments, modifications or other alterations made in the relevant month in respect of, or any consents, waivers or approvals in the relevant month under, any such contract, agreement or legally binding commitment,

(d)	details of any key judgments made in relation to such information as is referred to in paragraph (a) and any contingent liabilities which have not been provided for.

11.	INDEMNITIES

11.1	Seller Liabilities

Without prejudice to any other provision of this Agreement, the Seller shall pay, satisfy and discharge all Retained Liabilities and the Seller shall indemnify the Purchaser and its Affiliates and their respective directors, officers and employees (provided, that, the Purchaser shall be the only party which may request such indemnification from the Seller) against all Costs incurred by the Purchaser or its Affiliates or their respective directors, officers or employees in connection therewith.

11.2	Purchaser Liabilities

Without prejudice to any other provision of this Agreement, the Purchaser shall pay, satisfy and discharge all the Assumed Liabilities, and the Purchaser shall indemnify the Seller and its Affiliates and their respective directors, officers and employees (provided, that, the Seller shall be the only party which may request such indemnification from the Purchaser) against all Costs incurred by the Seller or its Affiliates or their respective directors, officers or employees in connection therewith.

11.3	Tax Indemnities

(a)	Without prejudice to clause 2.3(b) the Seller shall indemnify and hold harmless the Purchaser (on behalf of itself and its Affiliates and their respective directors, officers and employees) in respect of:

(i)	any liability for Taxes:

(A)	associated with the operations or affairs of the Business or the Business Assets prior to Completion; and

(B)	for which the Purchaser or any of its Affiliates is liable as a result of (i) the Seller or any of its Affiliates failing to discharge its liabilities for Taxes when due, (ii) being or having been a member of an affiliated, consolidated, combined, unitary or similar group that includes the Seller or any of its Affiliates, (iii) being a transferee or successor to Seller or any of its Affiliates or otherwise by operation of law, or (iv) any Tax sharing, allocation or indemnity agreement or arrangement entered into on or before the Completion (other than commercial contracts entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes); and

(C)	for which the Purchaser or any of its Affiliates is liable as a result of being required to include any item of income or gain in, or exclude any item of deduction or loss from, income for any taxable period or portion thereof after Completion as a result of any change in method of accounting made prior to Completion, Tax ruling, closing agreement or settlement agreement executed prior to Completion, transaction consummated prior to Completion (including ay intercompany transaction, installment sale or open transaction acquisition or disposition), or prepaid amount received prior to the Completion; and

(D)	that are sales, use, transfer, real property transfer, gross receipts, mortgage recording, stamp duty, value added (except to the extent fully refundable to the Purchaser), goods and services or similar Taxes that may be imposed in connection with the transactions contemplated by this Agreement; and

(ii)	any Costs or expenses incurred by the Purchaser, its Affiliates or their respective directors and employees in connection with such liability as is, in each case, referred to in subparagraphs (A), (B), (C) and (D) above or in connection with any action taken in avoiding, resisting or settling any such liability.

(b)	The Seller shall control the defence of and handling of any matter addressed by this clause 11.3, including, without limitation, dealing with any relevant Taxing Authority, with counsel selected by the Seller in its sole discretion; provided that the Purchaser shall have the right to be kept apprised of the status of any such matter and to participate at its own expense and with its own counsel in (but not control) the defence of such matter and shall consult, as reasonably requested by the Seller in connection with the handling thereof and the Seller shall consult at the Purchaser’s reasonable request and shall take account of the Purchaser’s reasonable comments in any such connection. The Seller shall not settle or compromise any such matter if such settlement or compromise reasonably would be expected to have an adverse effect on the Purchaser or any of its Affiliates without the prior written consent of the Purchaser (which shall not be unreasonably withheld).

(c)

To the extent relevant to the Purchaser, the Business or the Business Assets, the Purchaser and the Seller and their Affiliates shall (i) provide each other with such assistance as may reasonably be required in connection with the preparation of any tax return or other Tax compliance and the conduct of any audit or other examination by any Tax Authority or in connection with any Proceedings relating to Taxes and (ii) retain and provide the other with all records or other information that may be relevant to any of the foregoing. Seller and its Affiliates shall retain all documents, including prior years’ tax returns, supporting work schedules and other records or information with respect to all tax returns relating or pertinent to the Purchaser, the Business Assets or the Business and shall not destroy or otherwise dispose of any such records for [six (6)] years after the Completion Date without the prior written consent of the Purchaser.

(d)	If the Seller is required to pay any amount pursuant to this clause 11.3 and if thereafter the Purchaser receives a refund for Taxes in respect of the amounts so paid by the Seller, then Purchaser shall pay the amount of such refund plus interest received from the Tax Authority thereon (net of any Taxes imposed with respect to the receipt thereof and reasonable Costs, if any, of obtaining such refund) to the Seller, within ten (10) days of receipt of such refund.

(e)	For the purposes of this clause 11.3 a liability for Taxes shall be deemed to arise notwithstanding that the Purchaser, its Affiliates or their respective directors and employees may utilise a Relief (other than a Relief arising in the circumstances set out in subparagraphs (a)(i)(A)) to avoid making an actual payment in respect of that liability.

11.4	Procedure for Indemnification

(a)	Third Party Claims

(i)	Promptly after any party hereto entitled to indemnification hereunder by any other party hereto receives notice of the commencement of any action, suit or other proceeding (a “Proceeding”) against it, such indemnified party will, if a claim is (other than as contemplated by clause 11.3 with respect to Taxes) to be made by the indemnified party against an indemnifying party with respect to any such Proceeding, give notice to the indemnifying party of the commencement of such Proceeding, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such Proceeding is actually and materially prejudiced by the indemnified party’s failure to give such notice; provided, however, that notwithstanding anything to the contrary under applicable Legal Requirements, the indemnified party shall be entitled to give such notice to the indemnifying party at any time up to thirty (30) days after the indemnified party obtains actual knowledge of the commencement of any Proceeding, unless the indemnifying party would be materially prejudiced by such thirty (30) day period in which case the indemnified party will give notice to the indemnifying party as promptly as practicable after the indemnified party obtains actual knowledge of the commencement of such Proceeding.

(ii)

If any Proceeding referred to in clause 11.4(a)(i) is brought against an indemnified party and such indemnified party gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party will, unless the claim involves Taxes (which claims shall be governed by clause 11.3), be entitled to participate, at its own expense and with its own counsel, in the defence of such Proceeding and, to the extent that it wishes (unless (x) the indemnifying party is also a party to such Proceeding and the indemnified party determines in good faith that joint representation would be inappropriate or (y) the indemnifying party fails to provide reasonable assurance to the indemnified party of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case, subsequently incurred by the indemnified party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the indemnifying party assumes the defense of a Proceeding, (A) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are subject to indemnification under this Agreement; and (B) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s consent unless (1) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any person and no effect on any other claims that may be made against the indemnified party; (2) the sole relief provided is monetary costs that are paid in full by the indemnifying party; and (3) the indemnified party will have no liability with respect to any compromise or settlement of such claims. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within thirty (30) days after the indemnified party’s notice is given, give notice to the indemnified party of its election to assume the defense of such Proceeding as contemplated herein, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party. Notwithstanding anything to the contrary set forth herein, the indemnified party shall not compromise or settle any claim to which it may be entitled to indemnity hereunder without the indemnifying party’s prior written consent (which shall not be unreasonably withheld).

(iii)	Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement or that it would be inappropriate for the indemnifying party to assume the defence of such Proceeding, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise or settle such Proceeding, but the indemnifying party will not be bound by any compromise or settlement effected without its consent (which may not be unreasonably withheld); if the indemnified party delivers such notice to the indemnifying party, the indemnified party shall keep, at reasonable times, the indemnifying party reasonably informed as to the status of such Proceeding, and to the extent the indemnified party determines, in the exercise of its reasonable discretion, that the participation of the indemnifying party in such Proceeding would not prejudice the indemnified party in any respect, the indemnifying party shall be entitled, at its own expense and with its own counsel, to cooperate with the indemnified party in the defence of such Proceeding.

(iv)

The indemnifying party hereby consents to the non-exclusive jurisdiction of any court in which a Proceeding is brought against any indemnified party for purposes of any claim that an indemnified party may have under this

Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on the indemnifying party with respect to such a claim at the address indicated under clause 15 of this Agreement.

(b)	Other Claims. A claim for indemnification for any matter other than in connection with a Proceeding involving a third party claim may be asserted by notice to the party from whom indemnification is sought setting forth in reasonable detail, to the extent then known, the nature and amount of such claim.

12.	VALUE ADDED TAX

[N.B. Insert jurisdiction specific VAT (or equivalent) clause where considered appropriate by local counsel and in particular where an exemption should be available in the relevant jurisdiction.]

13.	COMPLETION

13.1	Completion shall take place at the offices of the Purchaser, or at such other place as may be agreed to by the Parties. At Completion:

(a)	the Seller shall let the Purchaser into possession (or, where appropriate, deliver to the Purchaser) and effect a valid transfer of the Business Assets as contemplated by clause 2;

(b)	subject to the performance by the Seller of its obligations under paragraph (a) above the Purchaser shall pay the Consideration to the Seller and the Parties shall perform all other obligations contemplated hereby; and

(c)	the other transactions contemplated hereby shall be effectuated.

13.2	At Completion, the Seller shall deliver such Consents in writing as the Seller shall have obtained prior to Completion.

14.	EMPLOYEES

14.1	The Parties agree that:

(a)	On the Completion Date (or prior thereto) the Purchaser shall make offers of employment to all of the Employees (including those on leave of absence) on terms and conditions (which shall include credit for any period of service with the Seller or any Affiliate of the Seller) which judged objectively are no less favourable than the terms on which such Employees were employed prior to Completion, and the Seller shall use its reasonable endeavours to assist in the transfer of such Employees to the employ of the Purchaser, provided that nothing herein shall require any party to violate any Legal Requirement or require the Seller to terminate the employment of any Employee who has not given his or her consent to such termination.

(b)	On the Completion Date, the Purchaser, to the extent required under applicable Legal Requirements or any collective bargaining agreement, union contract and other contracts and agreements to which the Seller is a party or is bound, shall assume and agrees to be bound by any collective bargaining agreement, union contract and contracts or agreements relating to the Employees to which the Seller is a party or is bound immediately prior to Completion, and any bargaining obligations of the Seller with any union with respect to the Employees arising after Completion, shall be the sole responsibility of the Purchaser.

(c)	The Parties shall give any notices required by applicable law to effectuate the provisions of this clause 14.1.

14.2	From and after the Completion Date, the Purchaser shall satisfy and discharge all the Costs of the employer in relation to the Employees and shall indemnify the Seller and its Affiliates and their respective directors, officers and employees (provided that the Seller shall be the only party which may request such indemnification from the Purchaser) against all Costs incurred by the Seller or its Affiliates or their respective directors, officers or employees arising from the Purchaser’s failure to do so (excluding Costs in respect of severance payments payable to Employees associated with the termination of their employment with the Seller on or prior to the Completion Date, for which the Seller shall indemnify the Purchaser and its Affiliates and their respective directors, officers and employees (provided that the Purchaser shall be the only party which may request such indemnification from the Seller).

14.3	The Seller shall perform and discharge all its obligations in respect of all the Employees through and including the Completion Date (other than for amounts included in the Payables). The Seller shall indemnify the Purchaser and its Affiliates and their respective directors, officers and employees (provided that the Purchaser shall be the only party which may request such indemnification from the Seller) against all liabilities relating to Employees (other than Assumed Liabilities) arising from:

(a)	the Seller’s failure to perform and discharge any obligation described in this clause 14.3;

(b)	any action or omission of the Seller or any other member of the Seller’s Group occurring or having its origin on or before Completion;

(c)	any claim for unfair dismissal or similar claim made by or in respect of any Employee in connection with the circumstances of his or her transfer to the Purchaser on Completion; and

(d)	any claim made by or in respect of any person employed or formerly employed by the Seller or any of its Affiliates on or prior to the Completion Date other than an Employee employed by the Purchaser after the Completion Date.

14.4	The Purchaser shall assume responsibility as the employer of the Employees from and including the Completion Date and the Purchaser shall indemnify the Seller and its Affiliates (provided that the Seller shall be the only party which may request such indemnification from the Purchaser) against all Costs arising from the Purchaser’s failure to discharge any liability relating to an Employee arising from and after Completion except for liabilities described in clause 14.3 and for all liabilities relating to employees of the Seller included in the Payables.

14.5	At such time as any salaries, bonuses and/or other incentive payments accrued up to (but not including) the Completion Date become due and payable, the Seller shall forthwith upon written request from the Purchaser pay an amount equal to any such salaries, bonuses and incentive payments as have become due and payable to such bank account as the Purchaser may notify the Seller in writing.

15.	NOTICES

15.1	All notices, requests, claims, demands and other communications hereunder shall be delivered to the Parties in person or sent to the address set forth in the heading of this Agreement by registered post, postage prepaid and return receipt requested, or by fax as follows:

(a)	If to the Purchaser:

Attn:                 Fax:

Address:

(b)	If to the Seller:

Attn:

Fax:

Address:

or at such other address or fax number as it may notify in writing to the other Parties under this clause.

15.2	Any notice or document shall be deemed to be given or delivered to or received by a party::

(a)	if delivered in person, at the time of delivery; or

(b)	if sent by post, at 10:00 a.m. on the second Business Day after it was put into the post, if sent by one party within a jurisdiction to another party within the same jurisdiction, or at 10:00 a.m. (local time at the place of destination) on the fifth Business Day after it was put into the post, in all other circumstances; or

(c)	if sent by fax, at the expiration of two hours after the time of despatch, if despatched before 3:00 p.m. (local time at the place of destination) on any Business Day, and in any other case at 10:00 a.m. (local time at the place of destination) on the next Business Day following the date of despatch, in each case, to such party at the first fax number or address listed for such party in clause 15.1.

15.3	In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or communication was properly addressed and posted or that the fax was properly addressed and sent.

15.4	The Parties agree that the provisions of this clause 15 shall not apply to the service of any summons, order, judgement or other document relating to or in connection with any legal proceedings.

16.	AMENDMENTS

This Agreement may only be amended by an instrument in writing signed on behalf of all Parties.

17.	CONFIDENTIALITY

17.1	For the purposes of this clause 17, “Confidential Information” means all information (including, without limitation, all information in respect of any of the arrangements contemplated hereby) of a confidential nature disclosed by whatever means by or on behalf of one party (the “Disclosing Party”) to any other party (the “Receiving Party”) and includes the provisions and subject matter of this Agreement.

17.2	Each party undertakes to keep, and shall procure that each of its Affiliates shall keep, the Confidential Information confidential and not disclose it to any person, other than as permitted under this clause 17.

17.3	Clause 17.2 shall not apply to the disclosure of Confidential Information if and to the extent:

(a)	such disclosure is required by law, administrative or judicial proceedings or in order to enforce any rights pursuant to this Agreement in legal proceedings; or

(b)	such disclosure is required by any competent regulatory authority; or

(c)	such information was obtained from a third party lawfully possessed of such information and not in violation of any confidentiality restrictions or is in the public domain other than through breach of this clause 17.

17.4	The Receiving Party may disclose Confidential Information to its Affiliates and to its and its Affiliates’ employees, Representatives, advisers and lenders provided it makes each such recipient aware of the obligations of confidentiality assumed by it under this Agreement and provided that it uses reasonable endeavours to ensure that such recipient complies with those obligations as if it were a party.

18.	GENERAL

18.1	Each of the obligations and undertakings set out in this Agreement which is not fully performed at Completion will continue in force after Completion.

18.2	This Agreement may not be assigned or transferred to any party without the written consent of all the Parties to this Agreement.

18.3	Each of the Parties shall bear the costs and expenses incurred by it in connection with any and all activities in connection with the discussions or negotiations resulting in this Agreement, including attorneys’, consultants’ and accountants’ fees.

18.4	Except as set forth in clauses 7, 9.5 and 9.6, nothing in this Agreement, express or implied, is intended or shall confer upon anyone other than the Parties (and their permitted successors and assigns) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

18.5	This Agreement (together with any schedules and exhibits attached hereto) contains the entire understanding of the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements, discussions and understandings with respect to such subject matter. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

18.6	This Agreement may be executed in any number of counterparts, which taken together shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

19.	GOVERNING LAW

19.1	This Agreement is governed by and shall be construed in accordance with the laws of [Insert relevant jurisdiction].

19.2	The Parties hereby submit to the exclusive jurisdiction of the courts of [Insert relevant jurisdiction].

AS WITNESS the hands of the duly authorised representatives of the Parties on the date which appears first on page 1.

SIGNATORIES

SIGNED by	)
for and on behalf of	)
[Name of Transferring Company]	)

SIGNED by	)
for and on behalf of	)
)

SIGNED by	)
for and on behalf of	)
)

SIGNED by	)
for and on behalf of	)
)